FORM OF AMENDMENT
to
amended and restated
agreement of limited partnership
of
ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

THIS AMENDMENT TO THE SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ARC PROPERTIES OPERATING PARTNERSHIP, L.P. (this “Amendment”) is made as of [________], 2013 by and among American Realty Capital Properties, Inc., a Maryland corporation (the “REIT”), in its capacity as the General Partner and Special Limited Partner of ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 28, 2013, by and among the REIT and the other parties signatory thereto (the “Partnership Agreement”).

witnesseth:

WHEREAS, on the date hereof, the REIT has issued [_______] shares (the “Shares”) of the REIT’s Series F Cumulative Redeemable Preferred Stock, par value $.01 per share (the “Series F Preferred Stock”) pursuant to that certain Agreement and Plan of Merger, dated as of July 1, 2013, by and among the REIT, American Realty Capital Trust IV, Inc., a Maryland corporation, Thunder Acquisition, LLC, a Delaware limited liability company, ARC Properties Operating Partnership, L.P., a Delaware limited partnership and American Realty Capital Operating Partnership IV, L.P., a Delaware limited partnership, as amended on October 6, 2013 and October 11, 2013 (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, in connection with the Partnership Merger (as defined in the Merger Agreement) certain preferred Partnership Interests represented by a newly designated preferred class of Partnership Units of the Partnership with the rights, privileges and preferences set forth on Exhibit A hereto (the “Series F Preferred Units”) will be issued; and

WHEREAS, in accordance with the authority granted to the General Partner in Section 11.01 of the Partnership Agreement, the General Partner desires to amend the Partnership Agreement to reflect the creation of the Series F Preferred Units and the rights, privileges and preferences thereof.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows.

1. Pursuant to Section 4.02 of the Partnership Agreement, the Partnership Agreement is hereby amended (i) to create the Series F Preferred Units with the rights, privileges and preferences set forth on Exhibit A attached hereto and (ii) to issue [_____] Series F Preferred Units in connection with the Partnership Merger as provided in the Merger Agreement.

2. Section 5.01 of the Partnership Agreement is hereby amended to provide that, notwithstanding anything in the Partnership Agreement to the contrary, allocations of Profit and Loss to holders of Series F Preferred Units in any year shall be limited as provided in Section 4(F) of Exhibit A attached hereto.

3. Section 5.02 of the Partnership Agreement is hereby amended to provide that, notwithstanding anything in the Partnership Agreement to the contrary, distributions payable with respect to the Series F Preferred Units as provided in Section 4 of Exhibit A attached hereto shall have priority over all of the other distributions to Partners pursuant to Section 5.02 of the Partnership Agreement, other than distributions to Partners with respect to Series F Senior Units and Series F Parity Units.

4. Section 5.06 of the Partnership Agreement is hereby amended to provide that, notwithstanding anything in the Partnership Agreement to the contrary, distributions payable with respect to the Series F Preferred Units as provided in Section 5 of Exhibit A attached hereto shall have priority over all of the other distributions to Partners upon a Liquidation pursuant to Section 5.06 of the Partnership Agreement, other than distributions to Partners with respect to Series F Senior Units and Series F Parity Units.

5. The Partnership Agreement is hereby amended to the fullest extent necessary to effect all of the matters contemplated by this Amendment, including but not limited to the terms set forth on Exhibit A hereto, and including, without limitation, the voting rights of the holders of Series F Preferred Units and restrictions on the General Partner and the Partnership that are set forth in Section 8 of Exhibit A attached hereto. Except as specifically provided for in this Amendment, the provisions of the Partnership Agreement shall remain in full force and effect.

6. The execution, delivery and effectiveness of this Amendment shall not operate (a) as an amendment or modification of any provision, right or obligation of any Partner under the Partnership Agreement except as specifically set forth in this Amendment or (b) as a waiver or consent to any subsequent action or transaction.

7. This Amendment shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of laws thereof.

8. This Amendment contains the entire understanding among the parties with respect to the subject matter hereof and supersedes any other prior written or oral understanding or agreements among their with respect thereto.

9. This Amendment may be executed in one or more counterparts, each of which shall be an original and all of which, when taken together, shall constitute one and the same agreement.

10. This Amendment shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, each of the undersigned has caused this Amendment to be duly executed on its behalf as of the date first above written.

GENERAL PARTNER:

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:
Name:
Title:

SPECIAL LIMITED PARTNER:

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:
Name:
Title

[Signature Page to First Amendment to Amended and Restated Agreement of Limited Partnership]

exhibit A

Terms of Series F Preferred Units

In accordance with Section 4.02 of the Partnership Agreement, set forth below are the terms and conditions of the Series F Preferred Units established by the Partnership on the date hereof.

1. Definitions. For purposes of the Series F Preferred Units, the following terms shall have the meanings indicated in this Section 1. Capitalized terms used but not otherwise defined in this Exhibit A shall have the meanings set forth in Article I of the Partnership Agreement, as amended by the Amendment to which this Exhibit A is attached.

“Annual Distribution Rate” shall have the meaning set forth in Section 4(A) to this Exhibit A.

“Articles Supplementary” shall mean the Articles Supplementary classifying and designating the Series F Preferred Stock and fixing distribution and other preferences and rights of the Series F Preferred Stock as filed with the State Department of Assessments and Taxation of Maryland on [______], 2013.

“Business Day” shall mean any day other than Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

“Common Units” shall mean any class or series of Partnership Interest that does not have a priority or preference in the payment of distributions in the distribution of assets upon any Liquidation.

“Liquidation” shall mean (A) a dissolution or winding up of the General Partner or the Partnership, whether voluntary or involuntary, (B) a consolidation or merger of the General Partner or the Partnership with and into one or more entities which are not affiliates of the General Partner or the Partnership which results in a Change in Control, or (C) a sale or transfer of all or substantially all of the Corporation’s or the Partnership’s assets other than to an affiliate of the Corporation or the Partnership.

“Series F Distribution Payment Date” shall mean the fifteenth (15th) calendar day of each month, commencing on the fifteenth (15th) day of the month following the date on which Series F Preferred Units are first issued and sold; provided, however, that if any Series F Distribution Payment Date falls on any day other than a Business Day, the distribution payment due on such Series F Distribution Payment Date shall be paid on the first Business Day immediately following such Series F Distribution Payment Date.

“Series F Distribution Period” shall mean monthly distribution periods commencing on the first day of each month and ending on and including the day preceding the first day of the next succeeding Series F Distribution Period (other than the initial Series F Distribution Period, which shall commence on the date Series F Preferred Units are first issued and sold).

“Series F Junior Units” shall mean Common Units and any class or series of Partnership Units hereafter issued and outstanding that are not Series F Senior Units, Series F Preferred Units or Series F Parity Units.

“Series F Liquidation Amount” shall have the meaning set forth in Section 5(A) of this Exhibit A.

“Series F Liquidation Preference” shall mean twenty-five dollars ($25.00) per Series F Preferred Unit.

“Series F Parity Units” shall mean any class or series of Partnership Units hereafter issued and outstanding, whether or not the distribution rates thereof shall be different from those of the Series F Preferred Units, if the holders of such class or series and the Series F Preferred Units shall be entitled to (i) the receipt of distributions in proportion to their respective amounts of accrued and unpaid distributions per unit and (ii) amounts distributable upon Liquidation in proportion to their respective liquidation preferences, in each case without preference or priority one over the other.

“Series F Senior Units” shall mean any class or series of Partnership Units hereafter issued and outstanding, if the holders of such class or series shall be entitled to the receipt of distributions prior to a Liquidation or of amounts distributable upon any event of Liquidation, in preference or priority to the holders of Series F Preferred Units.

2. Number of Preferred Units and Designation. This series of preferred Partnership Interests shall be designated as the Series F Preferred Partnership Units (the “Series F Preferred Units”). The number of units which shall initially constitute such series shall be [_____] units.

3. Ranking. The Series F Preferred Units shall, with respect to, allocations, the payment of distributions and the right to receive the Series F Liquidation Amount upon a Liquidation, rank junior to all Series F Senior Units; rank senior to all Series F Junior Units, and rank in parity with all Series F Parity Units.

4. Distributions and Allocations.

(A) Subject to the preferential rights of the holders of any Series F Senior Units, the holders of Series F Preferred Units shall be entitled to receive, when, as and if declared by the General Partner, distributions payable in cash at a per unit rate per annum equal to 6.70% of the Liquidation Preference (the “Annual Distribution Rate”). The distributions shall be cumulative from the day of issuance of any such Series F Preferred Units and shall be payable monthly, when, as and if declared by the General Partner, in arrears, on each Series F Distribution Payment Date. Each such distribution shall be payable to the holders of record of Series F Preferred Units as they appear in the records of the Partnership at the close of business on such record date, which shall not be more than 30 days preceding such Series F Distribution Payment Dates thereof, as shall be fixed by the General Partner. Any distribution payment made on Series F Preferred Units shall first be credited against the earliest accrued but unpaid distribution due with respect to Series F Preferred Units which remains payable.

(B) The amount of distributions payable for any Series F Distribution Period shall be computed by dividing the Annual Distribution Rate by twelve. The amount of distributions payable for the initial Series F Distribution Period, or any other period shorter or longer than a full Series F Distribution Period, on the Series F Preferred Units shall be computed on the basis of twelve 30-day months and a 360-day year. Holders of Series F Preferred Units shall not be entitled to any distributions, whether payable in cash, property or shares, in excess of cumulative distributions, as herein provided, on the Series F Preferred Units, plus any other amounts provided herein.

(C) Distributions of Cash Available for Distribution shall be made on the Series F Preferred Units pursuant to Section 5.02(a)(i) of the Partnership Agreement pro rata and pari passu with Series F Parity Units in proportion to their relative accrued but unpaid return. Distributions of Net Sales Proceeds shall be made on the Series F Preferred Units pursuant to Section 5.02(a)(i) of the Partnership Agreement pro rata and pari passu with Series F Parity Units in proportion to their relative accrued but unpaid return.

(D) So long as any Series F Preferred Units are outstanding, no distributions, except as described in the immediately following sentence, shall be declared or paid or set apart for payment on any class or series of Series F Parity Units for any period unless full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series F Preferred Units for all Series F Distribution Periods terminating on or prior to the distribution payment date on such class or series of Series F Parity Units. When distributions are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all distributions authorized and declared upon Series F Preferred Units and all distributions authorized and declared upon any other series or class or classes of Series F Parity Units shall be authorized and declared ratably in proportion to the respective amounts of distributions accumulated and unpaid on the Series F Preferred Units and such class or classes or series of Series F Parity Units.

(E) So long as any Series F Preferred Units are outstanding, no distributions shall be declared and paid or set apart for payment on any class or series of Series F Junior Units for any period unless full cumulative distributions on all outstanding Series F Preferred Units and any other Series F Parity Units have been paid or set apart for payment for all past Series F Distribution Periods and sufficient funds have been paid or set apart for the payment of the distribution for the current Series F Distribution Period with respect to the Series F Preferred Units and any Series F Parity Units. When distributions are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all distributions declared upon Series F Preferred Units and all distributions declared upon any other class or series of Series F Parity Units shall be declared ratably in proportion to the respective amounts of distributions accumulated and unpaid on the Series F Preferred Units and accumulated and unpaid on such Series F Parity Units.

(F) No distributions on Series F Preferred Units shall be declared by the General Partner or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(G) Subject to any special allocations referenced in Section 5.01(a) of the Partnership Agreement, if the Partnership has Net Income or Net Loss for any taxable year or portion thereof, Partners holding Series F Preferred Units shall be allocated Net Income, and to the extent necessary, individual items of Partnership income and gain, pursuant to Section 5.01(a)(i) of the Partnership Agreement, pro rata and pari passu with Series F Parity Units that are subject to allocations pursuant to Section 5.01(a)(i), to the extent of and until such Partners have received aggregate allocations pursuant to this Section 4(G) of Exhibit A equal to the aggregate amount actually distributed to such Partners in accordance with Section 4(C) of this Exhibit A as it relates to Section 5.02(a)(i) and Net Loss, and to the extent necessary, individual items of loss or deduction, pursuant to Section 5.01(a)(iii)(D) of the Partnership Agreement, pro rata and pari passu with Series F Parity Units subject to allocation pursuant to Section 5.01(a)(iii)(D) until the Capital Accounts of such Partners with respect to their Series F Preferred Units have been reduced to zero. Subject to any special allocations referenced in Section 5.01(b) of the Partnership Agreement, if the Partnership has Net Property Gain for any taxable year or portion thereof, Partners holding Series F Preferred Units shall be allocated, first, Net Property Gain pro rata and pari passu with Series F Parity Units that are subject to allocations pursuant to Section 5.01(b)(i), to the extent and until each such Partners’ Capital Accounts is equal to such Partner’s aggregate Series F Liquidation Amount, and second, Net Property Gain, and to the extent necessary, individual items of Partnership gain, pursuant to Section 5.01(b)(ii) of the Partnership Agreement, pro rata and pari passu with Series F Parity Units that are subject to allocations pursuant to Section 5.01(b)(ii), to the extent of and until such Partners have received aggregate allocations pursuant to this Section 4(G) of Exhibit A equal to the aggregate amount actually distributed to such Partners in accordance with Section 4(C) of this Exhibit A as it relates to Section 5.02(b)(ii).

(H) Notwithstanding anything in this Exhibit A to the contrary, the Partnership shall be permitted to make any distributions that are necessary in order to maintain the status of the REIT as a real estate investment trust as defined in Section 856 of the United States Internal Revenue Code of 1986, as amended.

5. Liquidation Preference.

(A) In the event of any Liquidation, subject to the prior preferences and other rights of any Series F Senior Units, before any payment or distribution of the assets of the Partnership (whether capital or surplus) shall be made to or set apart for the holders of Series F Junior Units, the holders of the Series F Preferred Units shall be entitled to receive the greater of (i) (A) the Series F Liquidation Preference per Series F Preferred Unit plus an amount equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holder or (ii) an amount per Series F Preferred Unit equal to the amount which would have been payable had each Series F Preferred Unit been converted into OP Units immediately prior to such Liquidation (the “Series F Liquidation Amount”); but such holders shall not be entitled to any further payment. If, upon any Liquidation, the assets of the Partnership, or proceeds thereof, distributable among the holders of the Series F Preferred Units shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other units of any class or series of Series F Parity Units, then such assets, or the proceeds thereof, shall be distributed among the holders of Series F Preferred Units and any such other Series F Parity Units ratably in accordance with the amounts that would be payable on such Series F Preferred Units and any such other Series F Parity Units if all amounts payable thereon were paid in full.

(B) Subject to the rights of the holders of any Series F Parity Units or Series F Senior Units, upon any Liquidation of the Partnership, after payment shall have been made in full to the holders of the Series F Preferred Units, as provided in this Section 5, the holders of Series F Preferred Units shall have no other claim to the remaining assets of the Partnership and any other series or class or classes of Series F Junior Units shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series F Preferred Units and Series F Parity Units shall not be entitled to share therein.

6. Conversion.

(A) In connection with Series F Preferred Units held by the General Partner, unless such Series F Preferred Units have previously been redeemed pursuant to Section 7(A) hereof, at such time as there occurs a conversion of Shares of Series F Preferred Stock for REIT Shares, a corresponding amount of Series F Preferred Units shall automatically convert into OP Units, on a one-to-one basis (subject to appropriate adjustment in the event of any dividend, split, combination or other similar recapitalization with respect to the OP Units) on terms substantially similar to the terms for conversion of Shares of Series F Preferred Stock for REIT Shares contained in the Articles Supplementary. Each automatic conversion of Series F Preferred Units for OP Units shall be deemed to have been effected at such time as the concurrent conversion of the corresponding Shares of Series F Preferred Stock for REIT Shares shall have been deemed effected in accordance with the Charter, and Exhibit A to the Partnership Agreement shall be amended by the General Partner to reflect such conversion.

(B) In connection with Series F Preferred Units held by Limited Partners other than the General Partner, unless such Series F Preferred Units have previously been redeemed pursuant to Section 7(B) hereof, such Limited Partner shall have the right to convert all or a portion of its Series F Preferred Units into OP Units upon the occurrence of a Change of Control (as defined in the Articles Supplementary) on terms substantially similar to the terms for conversion of Shares of Series F Preferred Stock contained in the Articles Supplementary.

7. Redemption.

(A) In connection with Series F Preferred Units held by the General Partner, if the General Partner redeems or otherwise purchases any Shares of Series F Preferred Stock, the Partnership shall automatically redeem a corresponding number of Series F Preferred Units, on the date of redemption or other purchase of Shares of Series F Preferred Stock by the General Partner (“Redemption Date”) on terms substantially similar to the terms for redemption of Shares of Series F Preferred Stock contained in the Articles Supplementary. Any automatic redemption of Series F Preferred Units shall be deemed to occur on the Redemption Date immediately prior to the related redemption or other purchase of Shares of Series F Preferred Stock, and Exhibit A to the Partnership Agreement shall be amended by the General Partner to reflect such redemption.

(B) In connection with Series F Preferred Units held by Limited Partners other than the General Partner, the Partnership shall not redeem such Series F Preferred Units prior to the fifth anniversary of the Original Issue Date (as defined in the Articles Supplementary) except upon the occurrence of a Change of Control (as defined in the Articles Supplementary). The redemption of Series F Preferred Units by the Partnership shall be on terms substantially similar to the terms for redemption of Shares of Series F Preferred Stock contained in the Articles Supplementary.

(C) Limited Partners holding Series F Preferred Units shall have the right to have the Partnership redeem all or a portion of such Series F Preferred Units on such terms and conditions as provided for the redemption of OP Units in Section 8.04 of the Partnership Agreement, which section will apply to such redemption as if all references to OP Units in such section were to Series F Preferred Units, including the requirement that such Series F Preferred Units be outstanding for at least one year prior to being redeemable by a Limited Partner.

8. Voting.

(A) (a) Except as otherwise set forth herein, the Series F Preferred Units shall not have any relative, participating, optional or other special voting rights and powers, and the consent of the holders thereof shall not be required for the taking of any Partnership action.

(B) So long as any Series F Preferred Units are outstanding, in addition to any other vote or consent of holders of Series F Preferred Units required by the Partnership Agreement, the affirmative vote of at least a majority of the votes entitled to be cast by the holders of Series F Preferred Units, and at the time outstanding, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any amendment, alteration or repeal of any of the provisions of the Partnership Agreement, including the terms of the Series F Preferred Units, that materially and adversely affects the voting powers, rights or preferences of the Series F Preferred Units; provided, however, (A) with respect to the occurrence of any Liquidation, so long as the Series F Preferred Units remain outstanding with the terms thereof materially unchanged, or in the case in which the Partnership is not the surviving entity, so long as units into which the Series F Preferred Units have been converted in any successor entity to the Partnership remain outstanding with the terms thereof materially unchanged, the occurrence of such Liquidation shall not be deemed to materially and adversely affect such voting powers, rights or preferences of the Series F Preferred Units, and in such case such holders shall not have any voting rights with respect to the occurrence of a Liquidation; (B) the amendment of the provisions of the Partnership Agreement so as to authorize or create or to increase the number of the Series F Junior Units, Series F Parity Units or Series F Junior Units shall not be deemed to materially and adversely affect the voting powers, rights or preferences of the Series F Preferred Units and (C) any filing with the Secretary of State of the State of Delaware by the Partnership in connection with a merger, consolidation or sale of all or substantially all of the assets of the Partnership shall not be deemed to be an amendment, alteration or repeal of any of the provisions of the Partnership Agreement, including the terms of the Series F Preferred Units.

9. Transfers. Subject to the provisions of Section 9.02(b), (c) and (d) of the Partnership Agreement, no Series F Preferred Unit shall be transferred, sold, assigned, conveyed, gifted, pledged, encumbered, hypothecated, mortgaged, exchanged or otherwise disposed of by law or otherwise (collectively, a “Transfer”) without the prior written consent of the General Partner, which may be withheld or denied by the General Partner it is sole and absolute discretion. Notwithstanding anything in the Partnership Agreement to the contrary, any Transfer in contravention of the terms of this Exhibit A shall be void and ineffectual and shall not be binding upon, or recognized by the Partnership.

10. Reserved.

11. Miscellaneous.

(A) Series F Preferred Units will not have any designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms and conditions of redemption, other than those specifically set forth herein, in the Partnership Agreement, and as may be provided under applicable law.

(B) The headings of the various subdivisions herein are for convenience only and will not affect the meaning if interpretation of any of the provisions herein.

(C) The preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the Series F Preferred Units may be waived, and any of such provisions of the Series F Preferred Units may be amended, with the approval of holders of at least sixty-six and two-thirds percent (66 and 2/3%) of the issued outstanding Series F Preferred Units (other than Series F Preferred Units held by the General Partner), voting as a single class in person or by proxy.

12. Severability of Provisions. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, the such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.